Exhibit 21.1

Subsidiaries of CEN Biotech, Inc.

Eastern Starr Biotech, Inc. a Georgia corporation, which is not currently operational and is 100% owned by CEN Biotech, Inc.

Clear Com Media, Inc. an Ontario, Canada corporation, which is currently operational and is 100% owned by CEN Biotech, Inc.